Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940

Table of Contents

General Information
Table I - Non-Derivative Securities Beneficially Owned
Table II - Derivative Securities Beneficially Owned
Explanation of Responses
Signature

General Information

1. Name and Address of Reporting Person
Mikolajczyk	Jerry	George
(Last)	(First)	(Middle)
6600 Ambrosia Lane, Suite 229
Carlsbad, California 92009

2. Date of Event Requiring Statement (Month/Day/Year)
March/ 17/ 2003

3. I.R.S. Identification Number of Reporting Entity , if an individual (voluntary)
84-1023321

4. Issuer Name and Ticker or Trading Symbol
Americana Gold and Diamond Holdings, Inc. (OTC:US:AGDM)

5. Relationship of Reporting Person(s) to Issuer
[ ] Director
[ x ] 10% Owner
[ ] Officer
[ ] Other

6. If Amendment, Date of Original (Month/Day/Year)
N/A

7. Individual or Joint/Group Filing
[ x ] Form filed by one Reporting Person
[ ] Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)		2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

(1)	Common Stock	5,358,914	I	45.22% SHAREHOLDER OF PLATINUM WORKS, INC.

Table II - Derivative Securities Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

N/A

Explanation of Responses:

N/A
Signature and Date:

/s/ Jerry G. Mikolajczyk	April/11/2003
Signature of Reporting Person	Date

Powered By directFile Details at directFile.equitytg.com